UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): September 18, 2023

Elevate Money REIT I, Inc.

(Exact name of issuer as specified in its charter)

Maryland	85-1856425
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA 92660	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(949) 606-9897

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 7.	Departure of Certain Officers

Changes in Officers

David Perduk, the Chairman of the Company’s Board of Directors and its Chief Executive Officer, resigned from the Company effective September 19, 2023.

Jean Ho also resigned her position as Secretary and a director of the Company effective September 18, 2023.

The Company’s Board of Directors is currently considering who to name as Mr. Perduk’s permanent replacement but has named Harold Hofer, the Company’s former Chief Executive Officer, as acting interim Chief Executive Officer.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVATE.MONEY REIT I, INC.

By:	/s/ Harold Hofer
Harold Hofer
Acting Interim Chief Executive Officer

Date: September 28, 2023